Exhibit 21.1

SUBSIDIARIES OF PINNACLE FOODS GROUP INC.

Name	Jurisdiction of Incorporation

Pinnacle Foods Canada Corporation	Ontario, Canada

Pinnacle Foods Corporation	Delaware

Pinnacle Foods Brands Corporation	Delaware

PF Standards Corporation	New Jersey

Pinnacle Foods Management Corporation	Connecticut

Sea Coast Foods, Inc.	Washington